

June 8, 2010

Mr. James S. Heiser
Vice President, General Counsel, and Secretary
Ducommun Incorporated
23301 Wilmington Avenue
Carson, CA 90745-6209

> **Re: Ducommun Incorporated**
> **Registration Statement on Form S-3**
> **Filed May 21, 2010**
> **File No. 333-167021**

Dear Mr. Heiser:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 1

1. Please delete the fourth and fifth sentences of the introductory paragraph. Only material risks should be referenced in this section. If a risk is deemed not material, please do not reference it.

Exhibit 5.1

2. We note that counsel's opinion is limited to the laws of the State of New York, the Delaware General Corporation Law, and the California Corporations Code. We also note that the subsidiary guarantors are incorporated or organized in Arizona, Alabama, California, Delaware, or New York. Please have counsel revise its opinion so that it also covers the laws of Arizona and Alabama or file separate opinions.

3. Please explain the need for the reference to the provisions of Article 8 of the Restated Certificate of Incorporation of the Company and Article X of the Certificate of

Incorporation of Ducommun AeroStructures, Inc. that appears on page 8 of counsel's opinion. Alternatively, delete these references.

4. We note that counsel's opinion contains significant assumptions regarding the future issuance of the securities being registered, and we note that the second to the last paragraph on page 9 suggests that counsel may not consider an updated opinion necessary or appropriate in connection with a takedown. Please confirm that you will file an unqualified opinion that omits all of these assumptions at the time of each takedown.

5. Refer to paragraph D on page 9 of counsel's opinion. It does not appear that the referenced securities underlying the Depositary Shares, Purchase Contracts, Warrants, or Units are being registered concurrently. If these securities are not also registered, please advise as to the exemption from registration on which you are relying and tell us the basis for your conclusion that they do not need to be registered concurrently herewith.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3412 with any questions.

Sincerely,

Amanda Ravitz
Branch Chief- Legal

cc: Via Facsimile
       Dhiya El-Saden, Esq.
       Gibson, Dunn & Crutcher LLP